UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-36907

Hailiang Education Group Inc.

386, Jiefang Road

Diankou Town, Zhuji

Zhejiang Province, PRC 311814

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

By:	/s/ Ming Wang
Name:	Ming Wang
Title:	Chairman and Chief Executive Officer

Date: September 30, 2016

[Signature Page to Form 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Hailiang Education Announces Changes to Management Team and Board Composition

Hangzhou, China, September 30, 2016 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, today announced changes to the management team and composition of its board of directors (the “Board”).

The Company announced today that, Mr. Lei Chen, Chief Financial Officer, will leave the Company effective immediately due to personal reasons. Mr. Hancheng Lee, Chief Accounting Officer of the Company, will assume the role of Chief Financial Officer, effective immediately.

“On behalf of Hailiang, I would like to thank Mr. Lei Chen for his service to ensuring the Company’s financial excellence as well as guiding our successful initial public offering in 2015. We wish him the best in his future endeavors,” Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, said. “I am also pleased to welcome Mr. Hancheng Lee as our new Chief Financial Officer and look forward to his contributions in this role.”

Mr. Hancheng Lee has served as the Chief Accounting Officer of Hailiang Education since February 2016 and served as Assistant Director of Internal Audit of Hailiang Group Co., Ltd. from March 2014 to February 2016. From March 2008 to February 2014, Mr. Lee served as the Deputy General Manager and Accounting Supervisor of Vietnam Operations for Hailiang (Vietnam) Copper Co., Ltd. Mr. Lee received his bachelor’s degree in Accounting from National Taiwan University.

The Company also announced the resignation, effective immediately, of Dr. Fang Chu as independent director of the Company’s Board. Mr. Xiaohua Gu, an independent director of the Board, has been elected as chairman of the Corporate Governance and Nominating Committee of the Board, effective immediately.

“We thank Dr. Chu for his many years of sacrifice and contribution to our growth and wish him well in his future pursuits. While the Board continues to search for his replacement, we remain confident in the growth prospects of Hailiang,” concluded Mr. Wang.

About Hailiang Education

Founded in 1995, Hailiang Education operates three centrally managed schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States.

For more information, please visit http://ir.hailiangedu.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Mr. Bo Lyu

T: +86 571 5812-2010

ir@hailiangeducation.com

Ms. Emilie Wu

The Piacente Group

T: +86 10 6535-0148

hailiang@tpg-ir.com

Mr. Alan Wang

The Piacente Group

T: +1 212 481-2050

hailiang@tpg-ir.com